Exhibit 99.1

Term Sheet for the Financing of Petrodelta, S.A. transaction

This document is executed on this 14th day of July, 2015 and summarizes the terms and conditions of a proposal that has been approved by the Representatives of the parties, which are duly authorized, for purposes of materializing a transaction related to the funds required by PETRODELTA SA (“Petrodelta” or “Mixed Company”), a mixed company incorporated under the laws of the Bolivarian Republic of Venezuela (“Venezuela”), and a Subsidiary of PDVSA, for the performance of the activities described in the Remediation Plan and the Development Plan to be approved in Board of Directors and Shareholders Meeting of Petrodelta (the “Plans”), requested through Cash Contributions, and the same shall be made by HNR Finance B.V. (“HNR”) as capital contributions on its own behalf and on behalf of the Corporación Venezolana del Petróleo, S.A. (“CVP”) and PDVSA SOCIAL, S.A. (“PDVSA SOCIAL”), as shareholders of Petrodelta.

Shareholders of Petrodelta	CVP (56%), PDVSA SOCIAL (4%) and HNR (40%).

Condition Precedent	The agreements and commitments described in this Term Sheet are subject to the acquisition by CT Energia Holding Ltd. (CTE) of at least forty nine point nine percent (49.9%) of the share capital of Harvest Natural Resources Inc. This document shall be null and void if this condition precedent is not achieved within ninety (90) days following the execution of this document.

Fiduciary	A financial institution agreed upon by the Shareholders.

Requests for Cash Contributions	The Requests made by Petrodelta to its shareholders, through Shareholder Meetings in accordance with the Mixed Company Contract, in proportion to their respective Participations in the share capital for purposes of complying with the Plans. Such request shall indicate the dollar portion that each Shareholder of Petrodelta shall contribute, and in the event that it is authorized by the Shareholders Meeting, it shall indicate the Bolivar portion in accordance with the Plans. Pursuant to the provisions of Clause 1.5 of the Mixed Company Contract.

Initial Cash Contributions	Those cash contributions that HNR makes in its own name, and in the name and on behalf of CVP and PDVSA SOCIAL under the Requests for Cash Contributions made by the Mixed Company.

Mixed Company Contract	The Contract for the Conversion to Mixed Company entered among CVP, Harvest Vinccler S.C.A. and HNR B.V to incorporate the Mixed Company, dated September 11, 2007.

Mandate Agreement

A contract under which HNR agrees that it shall pay, on behalf of CVP and PDVSA Social, the total cash contributions for which CVP and PDVSA SOCIAL are responsible in accordance with the Mixed Company Contract, following a Request for Cash Contribution, that is, the 56% and 4%, respectively, of each Mixed Company’s Request for Cash Contribution.

Additionally, in the Mandate Agreement, HNR shall agree to contribute 40% of the total of each Mixed Company’s Request for Cash Contribution, in accordance with the terms of the Mixed Company Contract.

The estimated amount of the Cash Contributions to be financed under the Mandate Agreement shall be subject to the acquisition by CT Energia Holding Ltd. (CTE) of at least forty nine point nine percent (49.9%) of the share capital of Harvest Natural Resources Inc. This amount may be modified if HNR, CVP and PDVSA SOCIAL agree to do so in writing.

The Mandate Agreement shall provide that the Cash Contributions disbursed by HNR on behalf of CVP and PDVSA Social shall be reimbursed (together with accrued interest) up to the available funds, from time to time, in the Compensatory Dividends Account.

Future Dividend Assignment Agreement	A contract pursuant to which CVP and PDVSA SOCIAL assign to HNR a percentage to be determined by the parties, in accordance with the amount of the Disbursement Commitment (“Compensatory Dividends”) of the future dividends to be declared that they would receive from Petrodelta, which shall be applied toward the reimbursement of the Cash Contributions (and accrued interest thereof) made by HNR in execution of the Mandate Agreement.

Use of Funds Advanced under the Mandate Agreement	The funds shall be used for the expenses relating to the Plans.

Disbursement Commitment

The Disbursement Commitment shall be approved by the Board of Directors and the Shareholder Meeting of Petrodelta, in accordance with the Plans. The disbursement shall be made within thirty (30) days counted from the date in which they are requested by the Shareholders Meeting of Petrodelta.

HNR shall assume one hundred percent (100%) of the Disbursement Commitment, out of which forty percent (40%) shall be disbursed in its own name and on its behalf according to the Dollar or Bolivar requirements (if approved by the Shareholders Meeting of the Mixed Company), fifty six percent (56%) shall be disbursed in the name and on behalf of CVP, and four percent (4%) shall be disbursed in the name and on behalf of PDVSA SOCIAL according to the Dollar or Bolivar requirements (if approved by the Shareholders Meeting of the Mixed Company). Disbursements shall be requested on a monthly basis through the Requests for Cash Contributions issued by the Shareholders Meeting of Petrodelta, based on the annual approvals of the Budget and Business Plan; and shall be accounted in the proportions of the holdings of the shareholders.

The shareholders shall make the contributions in the corresponding currency pursuant to the specifications indicated in the Requests for Cash Contributions issued by the Shareholders Meeting; and in accordance with the mechanism indicated in the section titled “Disbursements”.

Term of Availability and Adjustment of the Disbursement Commitment Amount

The term commencing on the effective date of the Mandate Agreement and the date when the disposition of the of the Cash Contributions is available under the same, and ending on the earlier date in which any of the following occurs: (i) the date five (5) years after the first Cash Contribution on behalf of CVP is made by HNR and (ii) the date on which HNR disbursed the amount agreed by HNR on behalf of CVP and PDVSA SOCIAL (and which have not been reimbursed as referred to in the section titled “Cash Surplus and Registration of Capital Contributions”).

Any amount of the Disbursement Commitment that is not used before the end of the Term of Availability shall be automatically canceled.

To the extent that any amount of a Cash Contribution made by HNR in the name of CVP and PDVSA SOCIAL is reimbursed to HNR, as referred to in the section titled “Cash Surplus and Registration of Capital Contributions,” an amount equal to the amount reimbursed shall be added to the undisbursed amount of the Disbursement Commitment amount at the time, up to the maximum amount of cash contributions to be made, and shall be available for disbursement by HNR to comply with the Cash Contributions to be made under the Mandate Agreement.

Disbursements

Disbursements shall be used to pay the Requests for Cash Contributions on behalf of the Shareholders according to their Shareholding in Petrodelta and shall be made each time a Request for Cash Contributions is made by the Shareholders Meeting of the Mixed Company pursuant to the Plans.

Disbursements corresponding to CVP and PDVSA SOCIAL shall be exclusively made in Dollars and those corresponding to HNR in Dollars and Bolivars, depending on the requirements of the Mixed Company in accordance with the instructions contained in the Requests for Cash Contributions approved by the Shareholders Meeting of the Mixed Company. The Mixed Company shall attach a copy of CPV’s and PDVSA SOCIAL’s corporate authorization to make such Requests for Cash Contributions to the Requests for Cash Contributions, in accordance with the bylaws of the Mixed Company.

Cash surpluses and Registration of Capital Contributions	Cash Contributions made during the year shall be compared at the end of each fiscal year of Petrodelta to the net and collected profits by the Mixed Company in respect of that year [and in any preceding year] and the amount of Cash Contribution which does not exceed such proceeds or net and collected profits (“Registered Capital Increase”) shall be recorded as Capital Increase. Any Capital Contribution in excess of such net and collected profits shall not be recorded as a registered capital increase but shall be reimbursed by Petrodelta to HNR through a direct payment to the Compensatory Dividends Account.

Assignment and Payment of Dividends

In accordance with the provisions of the Articles of Incorporation and Bylaws of Petrodelta, Petrodelta shall anticipate dividends (shareholder loans) quarterly, and shall be declare dividends annually at the end of its fiscal year, within the term set forth in its Articles of Incorporation and Bylaws to hold the Ordinary Shareholders’ Meeting. Compensatory Dividends, both advances and dividends declared, shall be allocated to HNR and deposited in Dollars in the Compensatory Dividends Account, until HNR has received the total amount of the Cash Contributions delivered by HNR in the name of and on behalf of CVP and PDVSA SOCIAL, plus the Interests accrued in accordance with paragraph titled “Interests.”

Reimbursement of the Cash Contributions Made on Behalf of CVP and PDVSA SOCIAL

The amount of the Cash Contributions made available by HNR on behalf of CVP and PDVSA SOCIAL under the Mandate Agreement, shall be reimbursed from the Compensatory Dividends.

In addition, CVP and PDVSA SOCIAL may at any time at their discretion, without any penalty whatsoever, reimburse all or a portion of such Cash Contributions made on their behalf by HNR together with accrued interests, plus the costs and associated charges, if any, under the agreements reached by the Shareholders with the supplier of the funds.

Interests

It is the annual percentage calculated on the total amount of Cash Contributions that HNR has disbursed in the name and on behalf of CVP and PDVSA SOCIAL under the Mandate Agreement pursuant to Requests for Cash Contributions and which have not been reimbursed to HNR. The Interests of the Mandate shall be: those negotiated and agreed among CVP and PDVSA SOCIAL, HNR and the supplier of the funds.

The annual interest rate shall be defined pursuant to what the Shareholders agreed.

Interests shall be calculated from the date on which the disbursements are made, based on a year of 360 days. If applicable, the Mandate Agreement shall include a clause in connection with increases in Venezuelan withholding taxes to ensure that the amount paid to HNR is grossed up in relation to any Venezuelan withholding taxes levied on the interests of the Mandate, so that the amount HNR receives is equal to that which HNR would receive if such withholding did not exist.

Interests shall accrue on the Capital Contributions disbursed by HNR on behalf of CVP and PDVSA SOCIAL under the Mandate Agreement and shall be payable to the extent that the Compensatory Dividends are periodically available for such purpose. To the extent that the Compensatory Dividends are not available at any time to pay such interests when due, such interests shall be capitalized and added to the amount to be reimbursed to HNR

In the event HNR is not subject to taxation in Venezuela on interest received by it, or that such taxes are subject to a limit, by application of a treaty to avoid double taxation in force in Venezuela, HNR shall submit to CVP and PDVSA SOCIAL, the certificate of tax residence issued by the taxation authority of the State of its tax residence, as well as any other requirements set forth by the applicable legislation. The gross up right indicated in the paragraph above shall not apply if HNR fails to provide such requirements. Any other exception to the gross up right shall be agreed and be included in the Mandate Agreement.

Accounts Agreement

An agreement between HNR, CVP and PDVSA SOCIAL, the Mixed Company, PDVSA Petróleo, S.A. (“PPSA”) and a bank agreed between the preceding parties, under which the following accounts shall be set up: (i) a Mixed Company’s bank account denominated in Foreign Currency with a financial institution (the Trustee) abroad to be agreed between HNR, CVP and PPSA (“Account for Oil Revenue “), in which the Eligible Purchasers shall deposit the payments in Foreign Currency for the purchase of oil pursuant to the irrevocable instructions that PPSA shall provide them with, and from which payments shall be made in accordance with the “Order of Payments from the Account for Oil Revenue” section; (ii) Mixed Company’s bank accounts denominated in Dollars and Bolivars with financial institutions (Trustees) located in jurisdictions to be agreed between HNR and CVP (“Contribution Accounts”), in which the Cash Contributions made by HNR in the name and on behalf of CVP and PDVSA SOCIAL, and in its own name and on its own behalf, shall be deposited, and (iii) an HNR’s bank account denominated in Dollars with a financial institution located in a jurisdiction to be agreed between HNR and CVP (“Compensatory Dividends Account”), to which the Bank of the Accounts shall transfer from the Account for Oil Revenue an amount of U.S. Dollars equivalent to the amount of Compensatory Dividends, after completing the payments required in the section “Order of Payments from the Account for Oil Revenue” (paragraphs First to Fifth).

In the course of the negotiations for the signing of the documents of this transaction, the Accounts Agreement may be modified according to what has been established by the parties.

Order of Payments from the Account for Oil Revenue

The parties to the Accounts Agreement shall agree that the Trustee shall debit the Account for Oil Revenue in the following order of priority:

First, to the account of the Trustee the amounts due and payable to it in connection with its services with respect to the accounts referred to in the Accounts Agreement.

Second, to the account of PPSA any excess Oil that is sold under the Appointed Contract different from Oil Equivalent and/or any margin on the sale of Oil Equivalent in favor of PPSA;

Third, to the Operating Costs account to be transferred to the Accounts to cover operating and maintenance costs incurred by the Mixed Company:

Fourth, to the Contributions Accounts, an amount equal to the payments of working capital and capital expenditures that HNR, CVP and PDVSA SOCIAL have decided to perform according to the Plans, when there are not enough funds in the Contributions Account;

Sixth, to the Compensatory Dividends Account, the payment of the Compensatory Dividends payable at that time for and on behalf of CVP and PDVSA SOCIAL;

Seventh, to the account in Dollars indicated by HNR the payment of its dividends, and to the account in Dollars that CVP and PDVSA SOCIAL indicate, the dividends available after Compensatory Dividends.

The amounts of the debits described above shall be established in transfer instructions supplied periodically to the Trustee by Petrodelta.

Minimum Compensatory Dividend	The figure obtained, at the end of the fiscal year, by dividing the outstanding balance in favor of HNR from CVP and PDVSA SOCIAL (contributions made plus interest caused less Compensatory Dividends received) by the number of remaining years to the expiration date of the Mandate Agreement.

Minimum Compensatory Dividend Payment Mechanism	If at the end of the fiscal year the Mixed Company determines that the net and collected profits of the Mixed Company are not enough to declare and pay a minimum dividend in accordance with the formula shown in the definition of “Minimum Compensatory Dividend” (the difference between the amount of the net and collected profits and the Minimum Compensatory Dividend will be referred to as the “Deficit”), the Compensatory dividends in future years shall be increased to the maximum rate allowed under Venezuelan law, as necessary until the Deficit is covered.

Corporate Guarantee

CVP and PDVSA SOCIAL shall irrevocably undertake against HNR that if after ten (10) years after the date on which the first Cash Contribution is disbursed on behalf of CVP and PDVSA SOCIAL, HNR has not received a refund of all the capital contributions it has made on behalf of CVP and PDVSA SOCIAL, plus the accrued Interests, CVP and PDVSA SOCIAL shall reimburse HNR such overdue sum.

None of the rights or assets owned by CVP and PDVSA SOCIAL or any of its affiliates shall be mortgaged, pledged or subjected to any other encumbrance as support of this commitment.

No other guarantee or bond shall be provided by any member of the PDVSA group with respect to this transaction.

PPSA Agreement	PPSA, HNR and the Mixed Company shall enter into an agreement whereby PPSA shall assume the obligations described in the section “Obligations of PPSA with Respect to Supplies of Equivalent Oil.”

Sales Made by the Mixed Company	After deducting the volume of oil delivered as payment in kind for royalties or other charges under Venezuelan law, and any other deduction provided under the Hydrocarbons Agreement, the Mixed Company shall sell to PPSA and PPSA shall buy all the oil that the Mixed Company produces (“MC Oil”) under the current Contract for the Sale and Purchase of Hydrocarbons (“Hydrocarbons Agreement”). Once the corresponding royalties have been paid, the gaseous hydrocarbons shall be used by Petrodelta under the operational and strategic synergies for the economic feasibility of the Plans.

Oil Equivalent

PPSA shall sell to Eligible Purchasers in accordance with the Designated Purchase Contracts a percentage to be defined by the parties (“Applicable Percentage”) to determine the portion of the crude oil of any source that can be selected by PPSA, with a value at least equal to the value of the Applicable Percentage of MC Oil, to the extent that MC Oil is delivered to PPSA under the Hydrocarbons Agreement (“Oil Equivalent”).

All the rest of the crude oil sold or that shall be sold under the Designated Purchase Contracts (the “Non-Applicable Percentage”) shall not constitute Oil Equivalent.

Eligible Purchasers	One or more purchasers of crude oil to be identified by PPSA and that (i) is a purchaser named in the list attached to the PPSA Agreement, (ii) is approved by HNR and HNR or its subsidiaries can be one of those purchasers to the extent that PPSA approves it; (iii) is solvent and with a history of payments satisfactory to PDVSA and its affiliates in relation to the international sale and purchase of crude oil or other hydrocarbons, (b) it is not a person with whom HNR or its affiliates are prevented by the applicable law from entering into contracts (provided that notice is given to PPSA before the date of the PPSA Agreement), and (c) it is not a party to a dispute and does not have a conflict of interest with HNR or its affiliates (provided that notice is given to PPSA before the date of the PPSA Agreement).

Designated Purchase Contracts

One or more agreements for the sale and purchase of crude oil entered into between PPSA and the Eligible Purchasers, which meet the following criteria:

i.       Has been designated by PPSA as an agreement under which the crude oil that shall be sold shall constitute Oil Equivalent;

ii.      PPSA is obliged to sell and the Eligible Purchaser to purchase a minimum or specified amount, or a specified value, of crude oil within a specified time and place;

iii.    Is subject to the general terms and conditions of PDVSA for the sale of crude oil on FOB terms;

iv.     Has a minimum duration of six (6) months;

v.      Sets payments denominated in a freely convertible currency.

Renewal or Replacement of Designated Purchase Agreements

Each Designated Purchase Agreement shall be renewed or replaced at least thirty (30) days prior to its scheduled maturity date. Any replacement of a Designated Purchase Agreement, shall meet the above convertibility criteria indicated above for a Designated Purchase Agreement.

Such renewal or replacement shall ensure that the crude oil to be exported by PPSA under such replaced or renovated Designated Purchase Agreement, together with the value of crude oil under the other Designated Purchase Agreements, is at least equal to the “Oil Equivalent” mentioned above, at the time of renewal or replacement.

If an Eligible Purchaser under a Designated Purchase Agreement ceases to satisfy the requirements to qualify as an “Eligible Purchaser”, PPSA shall replace the corresponding Designated Purchase Agreement, within 180 days, by another Designated Purchase Agreement, which, together with another of the Designated Purchase Agreements at that moment, shall result in the possibility for PPSA to supply the Oil Equivalent. After the substitution has been made, PPSA shall notify the replaced Eligible Purchaser, thereby terminating the Irrevocable Instruction to such Eligible Purchaser.

PPSA shall be also authorized at any time to replace a Designated Purchase Agreement by another Designated Purchase Agreement (of which an Eligible Purchaser shall be a party) with 30 days prior notice to HNR provided that, when assumed together with another Designated Purchase Agreement at that time, PPSA may continue supplying Oil Equivalent.

Additional Principles for Designated Purchase Contracts

PPSA is committed to:

i.       Include in each invoice issued by PPSA for Oil Equivalent sold under a Designated Purchase Agreement an instruction to pay all amounts due for Equivalent Oil to the Account for Oil Revenue;

ii.      Meet all the obligations of PPSA in the Designated Purchase Agreement;

iii.    Not to terminate any Designated Purchase Agreement without having replaced or substituted such Designated Purchase Agreement by one or more Designated Purchase Agreements that ensures that PPSA may continue supplying Oil Equivalent under the Designated Purchase Agreements in the manner and under the terms set forth in this Term Sheet and the PPSA Agreement;

iv.     Expeditiously notify HNR of any material breach by PPSA or an Eligible Purchaser under a Designated Purchase Agreement; and,

v.      Not to assign any right under the Designated Purchase Agreements without the prior approval from HNR.

Delegation by PPSA	PPSA shall delegate to the Eligible Purchasers its obligation to pay Petrodelta for the Applicable Share of MC Oil supplied to it under the Hydrocarbon Agreement and consequently the proceeds from the sale of Oil Equivalent due by the Eligible Purchasers under the Designated Purchase Agreements shall be owed to Petrodelta and shall be sent to the Account for Oil Revenues in compliance with the irrevocable payment instructions described in the following section.

Notification of Irrevocable Payment Instructions to the Eligible Purchasers

A form for such irrevocable payment instructions shall be attached to the PPSA Agreement. The irrevocable payment instructions shall be issued by PPSA to each Eligible Purchaser:

i.       instructing the Eligible Purchaser to make all payments to be made under the relevant Designated Purchase Agreement to the Account for Oil Revenues; and

ii.      requiring the acceptance by the Eligible Purchaser of these irrevocable payment instructions and its agreement to make the payments to the Account for Oil Revenues (the “Acknowledgement”).

Obligations of PPSA with Respect to Supplies of Equivalent Oil and Payments for the Non-Applicable Percentage

PPSA shall have the obligation to supply Equivalent Oil to the Eligible Purchasers within 30 days from the delivery of the relevant invoice for the Oil delivered by the Mixed Company to PPSA.

PPSA (unless, on the contrary, it pays the relevant invoices under the Hydrocarbon Agreement) shall have the obligation to pay damages to the Mixed Company with respect to any failure in the supply of Equivalent Oil to the Eligible Purchasers under the Designated Purchase Agreements. The amount of such damages shall be equal to the value of the Equivalent Oil supplied by the Mixed Company (calculated in accordance with the Hydrocarbon Agreement).

PPSA shall ensure that at least, an amount equal to:

(a)    The Taxes of the Mixed Company that are due and payable to the Venezuelan authorities; (avoiding double counting)

(b)    The royalties imposed on the hydrocarbons produced in the Fields El Salto, Isleño, Temblador, Uracoa, Tucupita and payable by the Mixed Company to the Venezuelan authorities, are paid to the Mixed Company as consideration for the accounts receivable that the Mixed Company has against PPSA for the Non-Applicable Percentage sold under the Hydrocarbons Agreement.

PPSA’s Commitments

PPSA commits itself to:

i.       Maintain its existence; not to enter into liquidation, dissolution, a merger, or transfer of all or substantially all of its assets, unless a successor that assumes all or substantially all the business of supply and commercialization of the crude oil of PPSA, as well as the associated assets and liabilities, assumes PPSA’s obligations under the PPSA Agreement;

ii.      Not to change its business, unless it is replaced by a successor as indicated above in (i);

iii.    Maintain Venezuela as the place of its business;

iv.     Deposit in the Account for Oil Revenues any payment received from Eligible Purchasers for Oil Equivalent sold under the Designated Purchase Agreement, as soon as it receives it, to the extent that it is not directly deposited by the Eligible Purchasers in the Account for Oil Revenues according to the Irrevocable Payment Instructions;

v.      Notify HNR of any event which could be reasonably expected to adversely and materially affect the ability of PPSA to supply Equivalent Oil pursuant to the Designated Purchase Agreements.

PPSA’s Representations	The PPSA Agreement shall contain representations from PPSA with respect to: (i) its existence, representation and authority; (ii) governmental approvals and actions required by it; (iii) the binding effect of the Transaction Documents in PPSA; (iv) absence of conflict; (v) authorization to submit to arbitration the disputes that may arise under the PPSA Agreement; and, (vi) waiver of immunity from jurisdiction.

Conditions Precedent to the Closing Date

i.       Execution and delivery of the Transaction Documents;

ii.      All taxes, stamp taxes, registration fees, documental taxes and other taxes required and payable by CVP, PDVSA SOCIAL and the Mixed Company in relation to the Transaction Documents shall have been paid, or the relevant exemptions for them shall have been obtained;

iii.    Acknowledgement of receipt by HNR of:

•  A legal opinion by the Venezuelan lawyers of CVP and PDVSA SOCIAL, the Mixed Company and PPSA with respect to the enforceability of the Transaction Documents that are governed by Venezuelan law.

•  A legal opinion regarding the enforceability of the Account Agreement; and

•  A legal opinion from PDVSA’s Legal Counsel about certain Venezuelan law matters regarding CVP, PDVSA SOCIAL and PPSA;

iv.     The Mixed Company, CVP, PDVSA SOCIAL and HNR shall have obtained, as applicable, the necessary governmental approvals in relation to (a) the entering into, delivery and execution of the Transaction Documents, (b) the legality, validity and enforceability of the Transaction Documents, and (c) the admissibility of the Transaction Documents as evidence in Venezuelan courts;

v.      HNR shall have received copies of (a) CVP’s and PDVSA SOCIAL’s Bylaws; (b) resolutions or other evidence of the actions taken by the Board of Directors of PDVSA, PPSA and CVP and PDVSA SOCIAL, duly authorizing the entering into, delivery and execution by PDVSA, PPSA, CVP and PDVSA SOCIAL of each Transaction Document to which they are a party, and (c) certificate of incumbency with respect to the individuals authorized to enter into and deliver the Transaction Documents on behalf of PDVSA, PPSA, CVP and PDVSA SOCIAL; and

vi.     HNR shall have received satisfactory evidence from the Ministry of People’s Power for Petroleum and Mining (the “Ministry”) and the Board of Directors of PDVSA, PPSA, CVP and PDVSA SOCIAL shall have approved the submission to arbitration of the disputes with respect to each Transaction Document for which arbitration is stipulated.

vii.   HNR shall have defined the terms and conditions of the source of funds with which the contributions subject to the Mandate shall be made.

viii.  PDVSA shall enter into the necessary agreements to ensure that, in the term to be agreed, the obligations owed by PPSA to Petrodelta are settled before the Closing Date, in an amount sufficient to allow Petrodelta to pay its Shareholders in the conditions to be agreed, any outstanding dividends corresponding to the years that have not been paid as of such date.

Conditions Precedent to the Initial Cash Contributions

i.       PDVSA shall enter into the necessary agreements to ensure that in the term to be agreed, the obligations owed by PPSA to Petrodelta are settled before the date of the Initial Cash Contributions, in an amount sufficient to allow Petrodelta to pay its Shareholders, under the conditions to be agreed, any dividends for the previous years until such date.

The Shareholders shall agree that the Initial Cash Contributions may also be used to pay third party overdue debts in addition to required working capital and capital expenses before the Closing Date. Likewise, HNR may capitalize its loans and credits against Petrodelta. If after the offset, there is any debt still payable by PPSA, the agreements shall set forth the conditions to pay such debt.

ii.      HNR shall have designated, and Petrodelta shall have appointed with the approval of its Board of Directors, the following Managers: [Technical Operational Manager, Finance Manager, Study and Production Manager, Purchasing and Contracting Manager, Planning Manager and any other manager that the parties agree in accordance with the financing agreement]. All of this according to the provisions of article 4.2 of the Agreement for the Conversion into a Mixed Company, where it is set forth that HNR shall designate a percentage of the management personnel equivalent to its shareholdings, that is, 40%.

Petrodelta shall be authorized by its Board of Directors and the Shareholders Meeting to directly perform the procurement processes without the support from Bariven or from any other entity or subsidiary of PDVSA. For such purpose, it may have the support of the [Technical Assistance Agreement to be signed by the parties].

iii.    The Account for Oil Revenues, the Contributions Account and the Compensatory Dividends Account shall have been duly set up and the Account Agreement shall have been executed and shall be in effect.

iv.     The initial Designated Purchase Agreements shall have been executed and be fully valid and effective.

Conditions Precedent to all Cash Contributions

i.       A Cash Contribution Request shall have been submitted by the Mixed Company in accordance with the terms of the Mandate Agreement and detailing the costs and expenses to be covered with the funds of the relevant Cash Contribution; and

‘ii.    To the best knowledge of the Mixed Company, there is no event, fact or circumstance which may be reasonable expected to have a material adverse effect on (a) the business, the financial condition or the operations of the Mixed Company, to the extent that it affects the ability of the Mixed Company to meet its material obligations under the Transaction Documents, (b) the rights and legal remedies of the Mixed Company under the Transaction Documents, or (c) the validity and enforceability of any Transaction Document, it being understood that a change in the macroeconomic or market conditions shall not be considered as a significant adverse effect (“Significant Adverse Effect”);

Representations by CVP, PDVSA SOCIAL and the Mixed Company (as applicable)

i.       (i) Valid existence and powers; (ii) governmental approvals; (iii) binding effect of the Transaction Documents on them; (iv) absence of conflict; (v) waiver of sovereign immunity; and (vi) CVP’s and PDVSA SOCIAL’s total share capital is directly or indirectly owned by Venezuela (the latter shall only represented by CVP);

ii.      All acts and conditions, including obtaining any governmental approval, which are required to be performed or obtained by CVP, PDVSA SOCIAL and the Mixed Company, as the case may be in relation to (a) the entering into and signing of the Transaction Documents, (b) the legality, validity and enforceability of the Transaction Documents and (c) the admissibility of the Transaction Documents as evidence in the courts of Venezuela, have been performed or obtained;

iii.    The Transaction Documents comply with Venezuelan law or, in the case of the Foreign Account Agreement, with the laws of the jurisdiction in which the bank accounts referred to in this agreement are maintained or in which the Trustee is based;

iv.     Authorization, entering into and enforceability;

v.      There is no conflict between the Transaction Documents in which CVP, PDVSA SOCIAL and the Mixed Company are a party to and (a) their respective bylaws, (b) any significant contractual provision to which CVP or the Mixed Company are subject to the extent that such conflict could be reasonably expected to have a Significant Adverse Effect, (c) any law or judicial decision binding upon CVP, PDVSA SOCIAL or the Mixed Company, or their respective assets, to the extent that such conflict could be reasonably expected to have a Significant Adverse Effect;

vi.     Except for what has been disclosed, there is no legal or administrative action that has been initiated or, to their best knowledge and understanding, is pending against CVP, PDVSA SOCIAL or the Mixed Company, which could be reasonably expected to have a Significant Adverse Effect;

vii.   All stamp taxes and similar taxes payable in relation to the Transaction Documents and the transactions provided therein have been declared and paid;

viii.  The waiver of immunity by CVP, PDVSA SOCIAL and the Mixed Company is legal, valid and binding;

ix.     Neither CVP or the Mixed Company are in bankruptcy or in arrears pursuant to the Venezuelan Code of Commerce;

x.      CVP and the Mixed Company respectively have legal and valid title over their assets;

xi.     The Cash Contributions shall be solely used for the purposes described in the section “Use of Funds Advanced under the Mandate Agreement” or similar.

Representations by HNR

i.       (i) Valid existence and powers; (ii) governmental approvals; (iii) binding effect of the Transaction Documents on it; (iv) absence of conflict;

ii.      All acts and conditions, including obtaining any governmental approval, which are required to be performed or obtained by HNR in relation to (a) the entering into and signing of the Transaction Documents, and (b) the legality, validity and enforceability of the Transaction Documents, have been obtained;

iii.    Authorization, entering into and enforceability;

iv.     There is no conflict between the Transaction Documents to which HNR is party and (a) its respective bylaws, (b) any significant contractual provision to which HNR is subject, (c) any law or judicial decision binding upon HNR or its assets;

v.      HNR has the necessary resources to comply with the Disbursement Commitment in accordance with the Mandate Agreement each time in which the Requests for Cash Contributions are made;

vi.     HNR is not in bankruptcy or in arrears in accordance with the Venezuelan Code of Commerce;

vii.   Revenues from Cash Contributions shall be solely used for the purposes described in the section “Use of Funds Advanced under the Mandate Agreement” or similar.

Reporting Obligations of CVP, PDVSA SOCIAL and the Mixed Company (as applicable)

i.       Notification of the entry into force of any law that significantly affects the performance of the obligations of the Mixed Company or CVP and PDVSA SOCIAL under the Transaction Documents or that could be reasonably expected to have a Significant Adverse Effect;

ii.      Notification of any significant amendment to the articles of incorporation or any change in the shareholder composition of CVP and PDVSA SOCIAL or the Mixed Company that could be reasonably expected to have a Significant Adverse Effect;

iii.    Notification of any event that, after the expiration of the corresponding cure period or the delivery of the notice or a combination of both, would constitute a Default referred to in the section titled “Default”;

iv.     Notification of any litigation, arbitration or administrative proceeding initiated (to the extent of being conscious of having conducted a reasonable investigation) pending before any administrative or judicial authority, or arbitral tribunal, in which the Mixed Company or CVP and PDVSA SOCIAL are a party and that could be reasonably expected to have a Significant Adverse Effect; and,

v.      Notification of any matter, event or circumstance of which it has knowledge that could be reasonably expected to have a Significant Adverse Effect.

Other Obligations of CVP, PDVSA SOCIAL and the Mixed Company (as applicable)

i.       Comply with the laws applicable to itself or to its activities, except to the extent that their breach could not be reasonably expected to have a Significant Adverse Effect;

ii.      Maintain in full force and effect, and comply with the terms of, all government approvals required by CVP and PDVSA SOCIAL or the Mixed Company to sign and perform their obligations under the Transaction Documents, in order to maintain the legality, validity or enforceability of the Transaction Documents and their admissibility as evidence in the courts of Venezuela;

iii.    Maintain in full force and effect the Technical Assistance Contract to be entered into by and between HNR and Petrodelta during the Availability Period;

iv.     At all times, maintain in full force and effect their corporate existence, except that CVP and PDVSA SOCIAL may merge or consolidate provided that (a) (1) CVP and PDVSA SOCIAL is the surviving entity or (2) if CVP and PDVSA SOCIAL is not the surviving entity, the entity subsisting assumes CVP’s and PDVSA SOCIAL’s obligations according to documents reasonably acceptable to HNR, and (b) such merger or consolidation could not be reasonably expected to have a Significant Adverse Effect; and,

v.      Maintain, enforce and preserve its rights under all Transaction Documents to which it is party and comply with all its significant obligations under all of the Transaction Documents to which it is party.

vi.     [In order to incorporate any asset the approval of the Mixed Company shall be required, given by the qualified majority established in the Bylaws of the same.]

Obligations of HNR

i.       Comply with the laws applicable to itself or to its activities, except to the extent that their breach could not be reasonably expected to cause a breach by HNR of the Disbursement Commitment at the time in which the Requests for Contributions are made;

ii.      Maintain in full force and effect, and comply with the terms of, all government approvals required by HNR to sign and perform its obligations under the Transaction Documents;

iii.    Maintain access to liquid funds to be able to comply with the Disbursement Commitment at the time in which the Requests for Contributions are made; and

iv.     Not assign its obligations under the Mandate Agreement.

Default

The Mandate Agreement shall provide that the following events constitute Defaults, which shall give rise to the remedies specified in the section titled “Remedies” or similar.

i.       Breach by the Mixed Company, CVP, PDVSA SOCIAL or PPSA of any of their relevant obligations under the Transaction Documents, subject to certain cure periods and materiality to be agreed;

ii.      Inaccuracy of any representation of Mixed Company or CVP and PDVSA SOCIAL if such inaccuracy could be reasonably expected to have a Significant Adverse Effect;

iii.    The bankruptcy or arrears of the Mixed Company or CVP and PDVSA SOCIAL;

iv.(a)the termination, dissolution or liquidation of the Mixed Company, CVP and PDVSA SOCIAL or PPSA, or (b) the suspension of operations of any of them, or (c) the Mixed Company, CVP and PDVSA SOCIAL or PPSA threaten to cease their business activities in the way they are currently carried out and that (in the event (b) and (c) could reasonably be expected to have a Significant Adverse Effect;

v.      The invalidity of any Transaction Document or any material provision thereof, or the repudiation by the Mixed Company or CVP and PDVSA SOCIAL of their respective obligations under the Transaction Documents;

vi.     Any relevant provision of any Transaction Document is unlawful, lacks validity or is not binding;

vii.   Any governmental approval required for (a) the legality, validity or enforceability of any Transaction Document; (b) the compliance of the respective obligations of the Mixed Company or CVP under any Transaction Document to which they are a party; (c) the exercise by the Mixed Company or CVP and PDVSA SOCIAL of their rights and remedies under any Transaction Document; or (d) the admissibility of any Transaction Document as evidence, ceases to be in full force and effect or ceases to be binding or is not timely issued or renewed in a way that could be reasonably expected to have a Significant Adverse Effect;

viii.  Any change in any law of the government of Venezuela or any other measure taken by a competent authority of the government of Venezuela or decision of any competent court that discriminates against the Mixed Company and that could be reasonably expected to have a Significant Adverse Effect with respect to its obligations (subject to the exceptions to be agreed); and,

ix.     Venezuela ceases at any point to own or possess control, directly or indirectly, over the entire subscribed share equity with voting rights of CVP, PDVSA SOCIAL and PPSA.

Materiality and Grace Period	The materiality, exceptions and grace periods to be agreed shall apply to the previous Representations, Commitments and Defaults.

Remedies

Each of the parties may declare the occurrence and continuance of a Default and exercise all remedies available in the law.

In case of a Default caused by CVP, PDVSA SOCIAL, PPSA or the Mixed Company, HNR may suspend or terminate the commitment to make future Capital Contributions under the Mandate Agreement (either on its own behalf or on behalf of CVP and PDVSA SOCIAL) and (in the event of a Default caused by CVP and PDVSA SOCIAL) may demand the immediate repayment by CVP and PDVSA SOCIAL of all the Capital Contributions made on behalf of CVP and PDVSA SOCIAL (subject to the grace periods to be agreed).

For the avoidance of doubt, PPSA shall not be liable for any own failure with respect to its obligations under the PPSA Agreement, except to the extent it refers to what is indicated in the section “Obligations of PPSA with Respect to Supplies of Equivalent Oil”.

Expenses	Each shareholder shall be liable for its own expenses incurred in relation to the preparation, negotiation and conclusion of the Transaction Documents and other documents referred to in this Term Sheet.

Transaction Documents	The Mandate Agreement, the Future Dividend Assignment Agreement, the PPSA Agreement, the Documents concerning the Designated Purchase Agreements, and the Irrevocable Payment Instructions and the Acceptances, the Documents that the Shareholders sign for the compensations provided in the Conditions Precedent to the Closing Date and in the Conditions Precedent to the Initial Cash Contributions.

Assignments and Transfers	The rights and obligations of the parties with respect to the Transaction Documents may only be assigned or transferred with the prior written consent of the other parties to the same.

Applicable Law

The Transaction Documents shall be governed by Venezuelan law.

The Account Agreement shall be governed by the law of the jurisdiction in which these accounts are maintained or by the law to which the parties referred to in this Term Sheet agree.

Dispute Resolution

Disputes in relation to the Account Agreement shall be resolved by the courts of the foreign jurisdiction in which the corresponding bank accounts are maintained (or the jurisdiction to which the parties referred to in this Term Sheet may have agreed).

Disputes arising in relation to the Transaction Documents shall be resolved by arbitration under the rules of the International Chamber of Commerce in the city of Paris, France.

[Signature]	[Signature]
CT Energía Holdings (“CTE”), acting as attorney in fact of HRN Finance BV	By PETRODELTA, S.A. Authorized by the Board of Directors of PDVSA Meeting N° 2015-13 dated 07/01/2015